[LETTERHEAD OF VANTIV, INC.]

March 8, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Mara L. Ransom

Re:                             Vantiv, Inc. Amendment No. 5 to Registration Statement on Form S-1
Filed March 5, 2012 Correspondence dated March 5, 2012 (File No. 333-177875)

Dear Ms. Ransom:

Vantiv, Inc., a Delaware corporation (the “Company”), transmits herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-177875) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated March 7, 2012. We are sending to the Staff under separate cover courtesy copies of Amendment No. 6, including copies marked to show the changes effected by Amendment No. 6.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-1

Summary Historical Financial and Other Data, page 14

1.                                      We refer you to footnote 4 on page 18 regarding the $15.0 million payment to Fifth Third Bank for the modification of its consent rights under the existing Amended and Restated Vantiv Holding Limited Liability Company Agreement. Please explain and disclose the nature of the modification and help us better understand why you are making a payment for the rights that give Fifth Third Bank additional approval rights over certain significant matters regarding your company. Also, please explain and disclose how you would account for the $15.0 million payment in the financial statements including whether you consider the payment as a dividend distribution. If not, please explain to us why.

The Company has updated the disclosure on pages 7, 12 and 51 in response to the Staff’s comment. The Company further advises the Staff that it is accounting for the payment as a distribution and has revised the disclosure accordingly. See pages 20, 56 and 57.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Critical Accounting Policies, page 84

Shared Compensation Expense, page 86

2.                                      We note your anticipated offering price exceeds the estimated per share fair value in which compensation expense is measured. Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of equity instruments including common units, preferred units, options to purchase preferred units and any other instrument that is convertible into common stock:

•                  the date of each issuance;

•                  a description of the instrument issued;

•                  the number of units/options issued including the exercise terms;

•                  the fair value of the underlying common stock on each issuance date;

•                  a detailed description of how the fair value of the underlying share on each date was determined; and the amount of compensation expense recorded in your financial statements associated with each issuance.

In the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated IPO price as a leading indicator of value of your stock in the months prior to the filing of an IPO. Accordingly, please discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock and include the disclosures required by Item 505 of Regulation S-K. If applicable, provide us with details of any independent appraisals.

The Company respectfully advises the Staff that Vantiv Holding, LLC issued a total of 987,000 phantom equity awards during the year ended December 31, 2011. The Company did not grant any other equity instruments in 2011 or 2012. Phantom equity awards issued vest upon either the passage of time or occurrence of certain events (“Time Awards”) or the achievement of specified performance goals (“Performance Awards”).

Time Awards fully vest on the earliest of the fifth anniversary of the grant date, or the date of the consummation of a change of control, subject in each case to the participant’s continued service through such date. Notwithstanding the foregoing, Time Awards also contain certain vesting conditions that are triggered upon the earlier of an IPO or a qualified termination of service, in each case prior to the fifth anniversary of the grant date or the date of consummation of a change of control. Based on the vesting criteria and continued service requirements, compensation cost related to Time Awards is recognized over the service period over seven years. Performance Awards contain certain vesting conditions that are triggered upon the earlier of the consummation of a change of control or an IPO. The Company has not been required to recognize any compensation cost attributable to the Performance Awards in its audited financial statements as the achievement of such performance was not deemed probable.

The table below provides a summary of the Company’s Time and Performance Awards granted during the year ended December 31, 2011, as disclosed in the Company’s audited financial statements included in the Registration Statement.

Time and Performance Award Grants, Actual

Grant Date	Exercise Price	Fair Value of Units	Total Phantom Equity Awards	Time Awards	Performance Awards
2/3/2011	$14.90	$14.90	425,000	283,328	141,672
4/22/2011	$14.90	$14.90	90,000	60,000	30,000
5/2/2011	$14.90	$14.90	300,000	199,992	100,008
7/26/2011	$17.70	$17.70	78,500	52,332	26,168
11/20/2011	$19.35	$19.35	67,500	45,000	22,500
12/21/2011	$19.35	$19.35	26,000	17,334	8,666
Total			987,000	657,986	329,014

Prior to the completion of the proposed initial public offering, the Company will effect the reorganization transactions described in the Registration Statement, which will effect a 1.7576 for 1 split of the Class A units and Class B units of Vantiv Holding and a 1.7576 for 1 split of the Company’s Class A common stock. The table below provides a summary of the Company’s Time Award and Performance Award granted during the year ended December 31, 2011 as adjusted for the reorganization transactions.

Time and Performance Award Grants, as Adjusted

Grant Date	Exercise Price	Fair Value of Units	Total Phantom Equity Awards	Time Awards	Performance Awards
2/3/2011	$8.48	$8.48	746,982	497,979	249,003
4/22/2011	$8.48	$8.48	158,184	105,456	52,728
5/2/2011	$8.48	$8.48	527,282	351,507	175,775
7/26/2011	$10.07	$10.07	137,972	91,979	45,993
11/20/2011	$11.01	$11.01	118,638	79,092	39,546
12/21/2011	$11.01	$11.01	45,697	30,466	15,231
Total			1,734,755	1,156,479	578,276

The as adjusted exercise price of the awards should be compared to $17.00 (the midpoint of the range set forth in the Registration Statement).

The Company respectfully advises the Staff that there have been no third party cash based equity transactions since the $11.00 per unit (or $6.26 on an as converted basis) investment transaction by certain funds managed by Advent International Corporation on June 30, 2009. Accordingly, the Company has relied upon the services of independent and reputable valuation firms to assist it in the determination of fair value of Class A units of Vantiv Holding, LLC, which in all cases has equaled the exercise price of the equity award grants.

Such valuations utilized the income approach (weighted 75%) and the market approach (weighted 25%) in the determination of fair value in order to incorporate consideration of both its most recent results as well as its future projections. The income approach was based on forecasted and discounted cash flow data for the Company provided by management. The market approach was based on multiples calculated using certain actual operating results for peer public companies then applied to the Company’s specific operating data. The forecasted cash flow data utilized in the valuation reflected management’s then most recent projections for the business based on recent operating results, current and future strategic growth initiatives including acquisitions and resulting synergies for the business, new customer acquisitions and the continued addition of organizational talent. The valuation was performed in accordance with the valuation methodologies described in the AICPA’s Valuation of Privately Held Company Equity Securities Practice Aid. The Company has consistently applied this methodology for determining the Company’s fair value for all equity grants.

The Company respectfully advises the Staff that it believes the difference between the fair value of its common stock used to grant equity awards in 2011 and the preliminary price range set forth in the Registration Statement, as recommended by the underwriters, is reflective of the following factors:

•                  the initial public offering valuation reflects the positive earnings impact of (i) the repayment of approximately $500 million of the Company’s outstanding indebtedness using the net proceeds expected to be received by us in the initial public offering, which will reduce the Company’s annual interest expense by approximately $30 million and (ii) the pending refinancing of the Company’s remaining indebtedness and the resultant $34 million decrease in the Company’s annual interest expense, which if applied to the Company’s financial results for 2011 would have resulted in an approximate 55% increase in pre-tax net income for 2011;

•                  significant improvements in the financial and trading markets in general and in the trading prices of the  three most comparable companies since the beginning of 2011, including a 43.4% increase in the stock price of Total Systems Services, an 84.6% increase in the stock price of Heartland Payment Systems and a 10.2% increase in the stock price of Global Payments;

•                  the enhanced financial performance of the Company in 2011 continuing in 2012, including an increase in  pro forma net revenue year over year growth from 9.4% in  2010 to 12% in 2011 and an increase in pro forma adjusted EBITDA year over year growth from 10% in 2010 to 13% in 2011, reflecting increased organic growth and the impact of the NPC acquisition;

•                  the use of financial projections for 2012, which reflected the Company’s enhanced performance in 2011, in setting the proposed initial public offering valuation range as compared to the prior year projections that were used in determining the independent third-party valuations; and

•                  the preliminary initial public offering  price range necessarily assumes that the initial public offering will occur and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock.

Correspondence dated March 5, 2012

Footnote 2, page 16

3.                                      Please tell us and provide additional disclosure here and elsewhere, as applicable in the next amendment, showing the reconciliations of the numerator and denominator behind your calculation of the pro forma earnings per share data.

The Company has revised the disclosure on pages 17 and 62-63 to show the reconciliations of the numerator and denominator used in the calculation of pro forma net income per share data.

Dilution, page 57

4.                                      Please provide us with the details demonstrating how you calculated the numerator and denominator in arriving at the pro forma net tangible book value per share of $(12.18).

The Company has provided the requested computation as Exhibit A to this letter to reflect the pro forma net tangible book value per share of $(12.17) reflected in Amendment No. 6.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (513) 900-5250.

Sincerely yours,

/s/ Nelson F. Greene

Nelson F. Greene, Esq.
Chief Legal Officer and Secretary

cc:           Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP

Richard J. Sandler, Esq. Davis Polk & Wardwell LLP

EXHIBIT A

Computation of Pro Forma Net Tangible

Book Value Per Share

(in thousands, except per share data)

Numerator:
Total assets	$3,489,710
Less: Intangible assets - net	(916,198)
Less: Goodwill	(1,532,374)
Total tangible assets	1,041,138
Total liabilities	2,233,990
Net tangible book value	$(1,192,852)

Denominator:
Class A common stock held by Advent	89,515,617
Class A common stock held by JPDN	239,672
Class A common stock issued under new equity plan	8,289,120
Total pro forma shares of Class A common stock prior to the offering	98,044,409
Divided by 1,000	98,044

Pro forma net tangible book value prior to the offering	$(12.17)